05012423



中 海 集 裝 箱 運 輸 股 份 有 限 公 司

China Shipping Container Lines Company Limited *

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

CONNECTED TRANSACTION: PURCHASE OF CONTAINERS

> The board of directors (the "Board") of China Shipping Container Lines Company Limited (the "Company") is pleased to announce that China Shipping Container Lines (Asia) Co., Ltd. ("CS Asia"), a subsidiary of the Company, and Dong Fang International Container (Lianyungang) Co., Ltd. ("DFIC") entered into a container purchase agreement (the "Agreement") on 31 October 2005 whereby CS Asia had agreed to purchase and DFIC had agreed to sell an aggregate of 13,000 twenty-foot equivalent units ("TEU") of steel type general purpose containers (the "Containers") at a total cash consideration of US$20,724,500 (equivalent to approximately HK$160,822,120).
>
> DFIC is a connected person (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company. Hence, the Agreement constitutes a connected transaction of the Company under the Listing Rules. However, the consideration payable for the purchase of the Containers does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32 of the Listing Rules, the Agreement is therefore exempted from the independent shareholders' approval requirement applicable to connected transactions under the Listing Rules, but is still subject to the relevant disclosure requirements.

1. **The Agreement**

    (a) *Date*

    31 October 2005

    (b) *Parties*

    Seller: DFIC, a connected person of the Company

    Buyer: CS Asia, a wholly-owned subsidiary of the Company

    (c) *The Containers*

    Pursuant to the Agreement, CS Asia had agreed to purchase and DFIC had agreed to sell an aggregate of 13,000 TEU of steel type general purpose containers.

    (d) *Consideration*

    Pursuant to the Agreement, CS Asia had agreed to purchase the Containers from DFIC at a total cash consideration of US$20,724,500 (equivalent to approximately HK$160,822,120). Details of the consideration payable for each type of container and other terms of sale are set out below:

    (i) Type: 20 feet general purpose container
    Unit price per Container: US$1,720
    Place of delivery: such depots designated by CS Asia in Shanghai, Ningbo, Qingdao, Tianjin and/or Dalian
    Number of units: 5,000
    Consideration: US$8,600,000 (equivalent to approximately HK$66,736,000)

    (ii) Type: 20 feet general purpose container
    Unit price per Container: US$1,770
    Place of delivery: such depots designated by CS Asia in Shenzhen and surrounding areas
    Number of units: 1,000
    Consideration: US$1,770,000 (equivalent to approximately HK$13,735,200)

    (iii) Type: 40 feet general purpose container
    Unit price per Container: US$2,832
    Place of delivery: such depots designated by CS Asia in Shenzhen and surrounding areas
    Number of units: 1,000
    Consideration: US$2,832,000 (equivalent to approximately HK$21,976,320)

    (iv) Type: 40 feet general purpose container (high type)
    Unit price per Container: US$3,009
    Place of delivery: such depots designated by CS Asia in Shenzhen and surrounding areas
    Number of units: 2,500
    Consideration: US$7,522,500 (equivalent to approximately HK$58,374,600)

    The total consideration was determined on the basis of arm's length negotiations between CS Asia and DFIC, after CS Asia taking into account the unit prices quoted by independent third parties. The unit prices quoted by independent third parties to CS Asia were higher than the unit prices charged by DFIC set out above.

    (e) *Delivery Time*

    The Containers are to be delivered during the period from 31 October 2005 to 7 November 2005.

    (f) *Payment*

    The total cash consideration for the Containers shall be paid to DFIC within 60 days after the signing of the Agreement. Such consideration will be funded from bank facilities available to CS Asia.

2. **Reason for the purchase**

    As the shipping capacity of the Company and its subsidiaries (the "Group") has increased significantly, the Group is in great need of additional containers to support its increased shipping volume at this stage. The Board (including the independent non-executive directors) believes that the terms of the Agreement (including the consideration) are fair and reasonable, in the interests of the Company and the shareholders of the Company as a whole and no less favourable to the Company than terms available from independent third parties. Particulars of the Agreement will be disclosed in the Company's annual report for the year ending 31 December 2005.

3. **General information**

    The Group is principally engaged in the operation and management of international and domestic container marine transportation.

    DFIC is principally engaged in the design, manufacture and sale of containers.

    DFIC is a wholly-owned subsidiary of China Shipping (Group) Company, which is the controlling shareholder of the Company. Therefore, DFIC is a connected person of the Company. Hence, the Agreement constitutes a connected transaction of the Company under the Listing Rules. However, the consideration payable for the purchase of the Containers does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32 of the Listing Rules, the Agreement is therefore exempted from the independent shareholders' approval requirement applicable to connected transactions under the Listing Rules, but is still subject to the relevant disclosure requirements.

By order of the Board of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
31 October 2005

The Board as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Sin Wai, Steven, being independent non-executive directors.

The exchange rate adopted in this announcement for illustration purposes only is US$1.00=HK$7.76

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*



SUPPL

PROCESSED

NOV 1 0 2005

THOMSON FINANCIAL



11/9